SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response. . .0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year) 7/30/2002 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Mpower Holding Corporation (MPOW)
(Last) (First) (Middle) Gerhard, Lang H.	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) See Note 1	6. If Amendment, Date of Original (month/Day/Year)
(Street) 300 Drakes Landing Road, Suite 290 (City) (State) (Zip) Greenbrae CA 94904		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _XX_ Form filed by More than One Reporting Person - See Note 1
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	7,245,404	D and I	See Notes 3 and 4
Common Stock	2,424,056	I	See Notes 2 and 4

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting persons consist of (i) Lang H. Gerhard, sole shareholder of West Highland Capital, Inc., manager of Estero Partners, LLC, and a general partner of investment limited partnerships; (ii) Estero Partners, LLC, a general partner of investment limited partnerships; (iii) West Highland Capital, Inc., a registered investment adviser and general partner of investment limited partnerships; and (iv) West Highland Partners, L.P., an investment limited partnership of which Lang Gerhard, West Highland Capital, Inc., and Estero Partners, LLC are the general partners. Lang Gerhard, West Highland Capital, Inc. and Estero Partners, LLC constitute a group as defined by Rule 13d-5(b)(i) and Rule 16a-1(a)(1) of the Exchange Act. West Highland Partners, L.P. is filing jointly and disclaims membership in a group.

(2) These securities are owned by an advisory client account of West Highland Capital, Inc. or by an investment limited partnership of which West Highland Capital, Inc., Estero Partners, LLC and Lang H. Gerhard are general partners.

(3) These securities are owned directly by West Highland Partners, L.P. and indirectly by each of the other reporting persons.

(4) Each reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported except to the extent of such reporting person's pro rata pecuniary interest therein.

Lang H. Gerhard August 8, 2002

By: West Highland Capital, Inc. Date

Attorney-In-Fact

By: Bonnie George, Chief Operating Officer

**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name: West Highland Capital, Inc.

Address: 300 Drake's Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: Mpower Holding Corporation (MPOW)

Statement for Month/Year: July 30, 2002

Signature: West Highland Capital, Inc.

By: /s/ Bonnie George, Chief Operating Officer

Name: Estero Partners, LLC

Address: 300 Drake's Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: Mpower Holding Corporation (MPOW)

Statement for Month/Year: July 30, 2002

Signature: Estero Partners, LLC

By: Lang H. Gerhard, Manager

By: West Highland Capital, Inc.

Attorney-In-Fact

By: /s/ Bonnie George, Chief Operating Officer

Name: West Highland Partners, L.P.

Address: 300 Drake's Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: Mpower Holding Corporation (MPOW)

Statement for Month/Year: July 30, 2002

Signature: West Highland Partners, L.P.

By: West Highland Capital, Inc., General Partner

By: /s/ Bonnie George, Chief Operating Officer